September 21, 2011
VIA EDGAR AND FEDERAL EXPRESS
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	MedAssets, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 8, 2011 File No. 001-33881
Dear Mr. Wilson:
     Please find set forth below the responses of MedAssets, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 15, 2011, to Mr. John A. Bardis, Chief Executive Officer of the Company. As indicated in our prior letter to the Staff, dated September 1, 2011, the Company intends to file a Form 8-K (the “Comment Letter Form 8-K”) to address certain of the Staff’s comments with respect to the Company’s Registration Statement on Form S-4 filed July 22, 2011 (File No. 333-175729) contained in a letter, dated August 18, 2011, to Mr. Jonathan H. Glenn, Esq., Executive Vice President and Chief Legal and Administrative Officer of the Company and will also address certain of the below comments, as indicated in this letter, as well as certain of the Staff’s comments with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and related filings contained in a letter, dated August 18, 2011, to Mr. Bardis.
Form 10-K for the Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Fiscal Years Ended December 31, 2010 and 2009
Total Operating Expenses, page 54
1.	Comment: We note your response to prior comment 3. Please further explain what these percentages represent. As an example, please provide us with your computation of selling and marketing expenses, excluding the impact of the Broadlane Acquisition, as a percentage of related net revenue for 2009 and 2010. In this regard, your response indicates that no revenues or expenses were excluded from the 2009 amounts. Therefore,

Securities and Exchange Commission
September 21, 2011

explain why your discussion on page 55 indicates that this percentage would have been 11.9% for 2009, while the table on page 54 indicates that the percentage was 13.3% for 2009. Consider providing your computation within your discussion of results of operations for clarity.

Response: The percentage changes discussed within cost of revenue and product and development expenses were calculated by comparing the results of fiscal years ended December 31, 2010, excluding the acquisition of Broadlane (which was completed in November 2010), and 2009 in order to discuss the year-over-year comparison of these metrics without giving effect to the Broadlane acquisition. The percentage changes discussed within selling and marketing expenses, general and administrative expenses, depreciation, and amortization of intangibles were calculated by comparing actual results for the fiscal year ended December 31, 2010 (inclusive of Broadlane) and results for the fiscal year ended December 31, 2010 (exclusive of Broadlane), in order to discuss the impact of the Broadlane acquisition with respect to these metrics only for the fiscal year ended December 31, 2010. In the Comment Letter Form 8-K and future periodic filings, we will clarify these comparisons with respect to the metrics being compared, the applicable periods and the basis for each such comparison. Please refer to the following schedule for our calculations of these metrics.

							Consolidated results,
	Consolidated Results			Acquisition-only results			excluding acquisitions
($ in thousands)	2010	2009		2010	2009		2010	2009
Net revenue	$391,331	$341,281	Net revenue	$9,606	$-	Net revenue	$381,725	$341,281
CoR	100,737	74,651	CoR	10,217	-	CoR	90,520	74,651
% of CoR	25.7%	21.9%				% of CoR	23.7%	21.9%
PD	20,011	18,994	PD	477	-	PD	19,534	18,994
% of PD	5.1%	5.6%				% of PD	5.1%	5.6%
S&M	46,736	45,282	S&M	727	-	S&M	46,009	45,282
% of S&M	11.9%	13.3%				% of S&M	12.1%	13.3%
G&A	124,379	110,661	G&A	813	-	G&A	123,566	110,661
% of G&A	31.8%	32.4%				% of G&A	32.4%	32.4%
Acq’n-related	21,591	-	Acq’n-related	-	-	Acq’n-related	21,591	-
% of AR	5.5%	0.0%				% of AR	5.7%	0.0%
Depr	19,948	13,211	Depr	487	-	Depr	19,461	13,211
% of Depr	5.1%	3.9%				% of Depr	5.1%	3.9%
Amort	31,027	28,012	Amort	7,724	-	Amort	23,303	28,012
% of Amort	7.9%	8.2%				% of Amort	6.1%	8.2%
Impairment	46,423	-	Impairment	-	-	Impairment	46,423	-
% of Imp	11.9%	0.0%				% of Imp	12.2%	0.0%

Total operating expenses	$410,852	$290,811		$20,445	$-	Total operating expenses	$390,407	$290,811
Acquisition and integration-related expenses, page 55
2.	Comment: We note your response to prior comment 4 and the statement that you plan to file a Form 8-K addressing certain of our comments. Please tell us what consideration you have given to clarifying your disclosure related to prior comment 4 in this Form 8-K, to the extent the relevant section is included in such filing.

Securities and Exchange Commission
September 21, 2011

Response: In the Comment Letter Form 8-K and future periodic filings, we will clarify the disclosures with respect to the integration of Broadlane and the Company’s expectation that it will incur costs to standardize and migrate certain Broadlane operational accounting systems and transactional data sets into our operational accounting systems.
Use of Non-GAAP Financial Measures Diluted Cash Earnings Per Share, page 80
3.	Comment: You propose in response to prior comment 6 to change the title of “Cash EPS” to a term that does not include the term “Cash,” only after the Plan expires in 2012, in order to avoid confusion. Please consider instead using the alternative term immediately, noting parenthetically or in a footnote that the term was previously referred to as “Cash EPS” in your filings, in order to lessen the implication that it could be a liquidity measure.

Response: In the Comment Letter Form 8-K and future periodic filings, we will use the term “Adjusted EPS” and will note parenthetically or in a footnote that the term was previously referred to as “Cash EPS” in our prior filings.

4.	Comment: We note your response to prior comment 7 and the statement that you plan to file a Form 8-K addressing certain of our comments. Please tell us what consideration you have given to clarifying your disclosure related to prior comment 7 in this Form 8-K, to the extent this section is included in such filing.

Response: In the Comment Letter Form 8-K and future periodic filings, we will clarify the disclosure in footnotes (1) through (5) of the table reconciling diluted EPS to non-GAAP diluted cash EPS to indicate that the amounts represent the per share impact on a pre-tax basis. Additionally, as noted in the above response, we will use the term “Adjusted EPS” in the revised disclosure where we previously referenced “Cash EPS.”
Form 10-Q for the Quarterly Period Ended June 30, 2011
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1. Business Description and Basis of Presentation
Use of Estimates, page 7
5.	Comment: You indicate in response to prior comment 14 that acquired customer base assets have a weighted average amortization period of approximately five years. Please reconcile this to your disclosure on page F-23 of your Form 10-K for the fiscal year ended December 31, 2010 that the weighted average amortization period was 10 years.

Response: The weighted average amortization period of ten years for the customer base intangible asset that was disclosed on our 2010 Annual Report on Form 10-K represents

Securities and Exchange Commission
September 21, 2011

the weighted average useful life of the individual components comprising the customer base intangible asset class. The following represents the calculation of our disclosure.

12.31.10
Intangible Weighted Average Useful Lives

				Weighted
Customer Base	Acquired FV	Useful Life	Weight	Average Life
Customer Base A	$399,400,000	10	0.7414599	7.41
Customer Base B	22,120,000	9	0.0410643	0.37
Customer Base C	5,010,000	11	0.0093007	0.10
Customer Base D	2,155,000	10	0.0040006	0.04
Customer Base E	6,000,000	9.5	0.0111386	0.11
Customer Base F	6,800,000	8	0.0126238	0.10
Customer Base G	14,182,000	7	0.026328	0.18
Customer Base H	29,300,000	13	0.0543935	0.71
Customer Base I	33,900,000	12	0.0629331	0.76
Customer Base J	19,800,000	14	0.0367574	0.51

Total Customer Base	$538,667,000		1.00	10.29
We amortize our customer base intangible assets utilizing an accelerated method based upon discounted (present value) expected future cash flows instead of a straight line method. As a result of utilizing the accelerated method, there is substantially more amortization in the earlier years and less in the latter years. The model below shows the calculation used to develop the five year period described in our initial response. See illustrative calculation for Customer Base A acquired on November 16, 2010 as follows:
Customer Base A ($ in thousands)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total

Amortization expense	$6,973	$55,351	$51,991	$48,527	$45,333	$41,910	$37,923	$34,062	$30,097	$26,486	$20,747	$399,400
a - % of total	1.7%	13.9%	13.0%	12.1%	11.4%	10.5%	9.5%	8.5%	7.5%	6.6%	5.2%
b - Year	0.13	1.13	2.13	3.13	4.13	5.13	6.13	7.13	8.13	9.13	9.87

c = a * b	0.002	0.157	0.277	0.380	0.469	0.538	0.582	0.608	0.613	0.605	0.513	5

Note 2. Recent Accounting Pronouncements Revenue Recognition, page 8
6.	Comment: Your response to prior comment 15 addresses arrangements in which the fees were not fixed and determinable. As previously requested, please address the impact on arrangements in which you were unable to establish objective and reliable evidence of fair value for each element, causing the elements to be collapsed into a single unit of accounting, as noted from your disclosure on page F-14 of your Form 10-K for the fiscal year ended December 31, 2010. In this regard, pursuant to the accounting standards update for multiple-deliverable arrangements, the inability to establish objective and reliable evidence of fair value for each element no longer precludes accounting for the deliverables as separate units. Refer to ASC 605-25-25-5. As part of your response, explain the nature of these types of arrangements and describe each deliverable.

Response: We do not have any arrangements which we accounted for as a single unit of accounting because we have established objective and reliable evidence of fair value for each element within our arrangements. We will clarify our disclosure in the Comment Letter Form 8-K and future periodic filings by removing the reference to a single unit of accounting.

Securities and Exchange Commission
September 21, 2011

* * * * * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (678) 323-2500.

Very truly yours,

MEDASSETS, INC.

/s/ Jonathan H. Glenn

		Name:	Jonathan H. Glenn
		Title:	Chief Legal and Administrative Officer
cc:	Via E-Mail
Morgan Elwyn, Willkie Farr & Gallagher LLP